K EXCELLENCE

ธนาคารกสิกรไทย
KASIKORNBANK 開華農民銀行

RECEIVED
2007 APR 24 A 10:17
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Adit Laixuthai, Ph.D.
First Senior Vice President

12g3-2(b) File No.82-4922

Ref No. CN. 277/2007

April 23, 2007

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
U.S.A.

07022866

SUPPL

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

PROCESSED
APR 2 6 2007 E
THOMSON
FINANCIAL

Yours sincerely,

Adit Laixuthai
Apr. 23, 07

dlw 4/24

Summary Statement of Assets and Liabilities 1/

As at 31 March 2007

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

Assets	Baht	Liabilities	Baht
Cash	17,529,162,407.04	Deposits	774,371,279,212.94
Interbank and money market items	82,240,963,566.88	Interbank and money market items	15,300,167,592.05
Securities purchased under resale agreements	11,700,000,000.00	Liabilities payable on demand	5,770,666,562.49
Investments in securities, net	116,144,178,810.54	Securities sold under repurchase agreements	
(with obligations 7,273,198,311.42 Baht)		Borrowings	26,468,008,618.84
Credit advances (net of allowance for doubtful accounts)	652,682,043,160.40	Bank's liabilities under acceptances	539,695,918.13
Accrued interest receivables	1,634,363,659.84	Other liabilities	26,326,741,766.29
Properties foreclosed	11,425,639,194.67	Total liabilities	848,776,559,666.70
Customers' liabilities under acceptances	539,695,918.13		
Premises and equipment, net	22,322,347,965.33	**Shareholders'equity**	
Other assets	24,378,993,049.06	Paid-up share capital	
		(registered share capital Baht 30,486,146,970.00)	23,868,081,230.00
		Reserves and net profit after appropriation	48,190,064,604.50
		Other reserves and profit and loss account	21,907,776,847.69
		Total shareholders' equity	93,970,823,062.19
Total Assets	942,747,382,730.89	Total Liabilities and Shareholders' Equity	942,747,382,730.89
Customers' liabilities under unmatured bills	4,985,545,240.87	Bank's liabilities under unmatured bills	4,985,545,240.87
Total	947,732,927,971.76	Total	947,732,927,971.76

	Baht
Non-Performing Loans 2/(net) as at 31 March 2007 (Quarterly)	21,897,926,027.80
(3.31% of total loans after allowance for doubtful accounts of Non-Performing Loans)	
Required provisioning for loan loss, as at 31 March 2006 (Quarterly)	23,646,633,215.82
Actual allowace for doubtful accounts	28,833,273,145.94
Loans to related parties	19,332,167,605.54
Loans to related asset management companies	8,130,000,000.00
Loans to related parties due to debt restructuring	1,064,551,696.45
Borrowings as part of subordinated debentures cum preferred shares to be included in the Tier 1 Capital, permitted by the Bank of Thailand	-
Legal capital fund	101,541,874,774.57
Changes in assets and liabilities this month due to the penalty expenses from violating the Commercial Banking Act B.E. 2505 and amended Act, section	-
Significant contingent liabilities	
Avals to bills and guarantees of loans	777,874,114.50
Letters of credit	19,524,575,540.46

1/ This Summary Statement has not been reviewed or audited by Certified Public Accountant

2/ Non-Performing Loans (gross) as at 31 March 2007 (Quarterly) 41,851,417,769.54

(6.05% of total loans before allowance for doubtful accounts)

END